# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: UNIFIRST CORP, CIK 0000717954
CUSIP: 904708104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 68 JONSPIN RD, WILMINGTON, Massachusetts (MA), 01887
Date of event which requires filing of this statement: 03/16/2026
Filed by CIK 0001341401
Persons authorized to receive notices and communications: Meagan N. Snyder, 462 South 4th Street, Suite 2000, Louisville, Kentucky (KY), 40202, 502-371-4100

## Reporting persons
- River Road Asset Management, LLC (CIK 0001341401): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 481,098; shared voting power 0; sole dispositive power 571,761; shared dispositive power 0; aggregate amount beneficially owned 571,761 (3.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: UNIFIRST CORP
Address of issuer's principal executive offices: 68 JONSPIN RD, WILMINGTON, Massachusetts (MA), 01887

## Item 2. Identity and Background
Name of person filing: River Road Asset Management, LLC ("RRAM") (the "Filer").
Residence or business address: 462 South Fourth Street, Suite 2000, Louisville, KY 40202
Present principal occupation or employment:
RRAM is a Securities and Exchange Commission registered investment advisor.

The name, business address, business activity and present principal occupation or employment of each executive officer and director of the Filer are set forth in Annex A, which is incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, none of the Filer, or the persons listed in Annex A, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Filer, or the persons listed in Annex A, were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
RRAM is organized under the laws of Delaware.

The citizenship of each executive officer and director of the Filer who is a natural person is set forth in Annex A hereto, which is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of funds used in purchasing the Stock of the Issuer is RRAM client funds for which RRAM acts as investment advisor pursuant to an investment advisory agreement between each RRAM client and RRAM. The amount of funds used in purchasing the Stock of the Issuer is $80,107,280.22.

## Item 4. Purpose of Transaction
Purpose of transaction: The Stock was acquired for investment purposes in the ordinary course of business. As such, the Filer may purchase, hold, vote, trade, dispose, sell or otherwise deal the Stock for the benefit of its clients depending on changes in the per share price of the Stock, or related to changes in the Issuer's operations, management structure, business strategy, future acquisitions, growth prospects, liquidity, capital allocation, including use of leverage, or from the sale or merger of the Issuer. The Filer may discuss such matters and specifically may discuss board of director nominees and may suggest potential board of director nominees, with the Issuer's management or directors, other shareholders, existing or potential strategic partners or competitors, investment and finance professionals, and other investors. Such analysis and discussions may result in the Filer materially modifying their ownership of the Stock. The Filer may also exchange information with the Issuer pursuant to confidentiality or similar agreements, propose changes in its operations, governance, capitalization, or propose one or more of the actions described in sections a through j of Item 4 of Schedule 13D, all in order to enhance shareholder value. The Filer does not intend to seek control of the Issuer or participate in the day-to-day management of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Based on 14,521,268 shares of Common Stock of the Issuer outstanding as of January 2, 2026, the Filer, or the persons listed in Annex A, may be deemed to beneficially own 571,761, or 3.9%, of the Issuer's outstanding shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The Filer, or the persons listed in Annex A, have the sole power to vote or direct the vote of 481,098 shares of the Stock and to dispose or direct the disposition of 571,761 shares of the Stock that the Filers may be deemed to beneficially own.
Transactions in the class effected during the past sixty days: The Filer effected the following transactions (Found in Exhibit 3 - Transactions) in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filer during the sixty days prior to and including March 16, 2026 (date range: January 15, 2026 through March 16, 2026).
Other persons with the right to receive dividends or sale proceeds: Not Applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: March 6, 2026

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: RRAM is the investment adviser to accounts of RRAM clients pursuant to investment advisory agreements between RRAM clients and RRAM. Each investment advisory agreement provides RRAM with the authority, among other things, to invest account funds in the Stock, to dispose of the Stock, and to file this statement on behalf of the account. Some, but not all, investment advisory agreements provide RRAM with the authority to vote for the Stock. The number of shares of Stock for which RRAM has sole voting power is reflected on RRAM's cover page.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Annex A - The name, business address, business activity, present principal occupation or employment and, if natural person, citizenship of each executive officer and director of the Filers.
Exhibit 3 - Transactions for Item 5c.

## Signatures
- River Road Asset Management, LLC: Meagan N. Snyder, CCO (03/17/2026)